Exhibit 4.3

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2019, Superior Industries International, Inc., a Delaware corporation (“Superior”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (“common stock”). The following contains a description of our common stock, as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of Superior’s certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”), which we have filed or incorporated by reference as exhibits to Superior’s Annual Report on Form 10-K. References to “we,” “our” and “us” refer to Superior, unless the context otherwise requires. References to “stockholders” refer to holders of our common stock, unless the context otherwise requires.

General

Pursuant to the certificate of incorporation, we have the authority to issue 101,000,000 shares of capital stock, consisting of 100,000,000 shares of our common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value (“preferred stock”).

Common Stock

As of February 20, 2020, 25,128,158 shares of our common stock were outstanding. All of the outstanding shares of common stock are fully paid and nonassessable.

Voting Rights

Our stockholders are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Any action required or permitted to be taken by the stockholders of Superior must be effected at a duly called annual or special meeting of stockholders of Superior and may not be effected by any consent in writing.

Under our bylaws, unless otherwise provided by law, our certificate of incorporation or our bylaws, the authorization of any action or the transaction of any business at any meeting of our stockholders at which a quorum is present (other than the election of directors) shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote thereat.

Under our bylaws, in connection with an election of directors, each nominee for election in an uncontested election is elected by the vote of the plurality votes cast with respect to such director at any meeting of our stockholders at which a quorum is present, meaning that the winning candidate only needs to get more votes than a competing candidate.

Dividend Rights

Subject to the rights of any then-outstanding shares of preferred stock, our stockholders are entitled to receive dividends as may be declared in the discretion of Superior’s board of directors (the “board of directors”) out of funds legally available for the payment of dividends. The declaration and amount of future dividends is at the discretion of our board of directors and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements and other factors and restrictions our board of directors deems relevant.

Liquidation Rights

116087.000001  4830-0420-4723.2

Our stockholders are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after the payment or provision for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding.

No Preemptive, Conversion or Redemption Rights

Our stockholders have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to our common stock.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “SUP.”

Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation, our bylaws and Delaware law contain provisions that may deter or render more difficult proposals to acquire control of Superior, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

No Action by Stockholders Without a Meeting

Our certificate of incorporation and bylaws provide that stockholders may not take action without a meeting of stockholders.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called at any time only by our board of directors, the chairman of the board, the chief executive officer, the president or by one or more holders of shares entitled to vote not less than 10% of the votes entitled to vote on the record date. The only business that may be conducted at a special meeting of stockholders is that business specified in the notice of the meeting and properly brought before the special meeting.

Advance Notice Provisions

Our bylaws provide that proposals and director nominations made by a stockholder to be voted upon at any annual meeting or special meeting of stockholders may be taken only if such proposal or director nomination is “properly brought” at such meeting. In order for any matter, as the case may be, to be considered “properly brought” at such meeting, a stockholder must comply with certain requirements regarding advance notice to us.

Generally, in the case of an annual meeting, stockholders must deliver to the Secretary of Superior a written notice between ninety (90) and one-hundred twenty (120) days before the one-year anniversary date of our immediately preceding annual meeting of stockholders. In the case where no annual meeting was held in the previous year or of an annual meeting where we have advanced by more than thirty (30) days prior to or delayed by more than sixty (60) days after the one-year anniversary of the date of the preceding year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary not earlier than the close of business on the one-hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (i) the ninetieth (90th) day prior to such annual meeting, or (ii) the tenth (10th) day.

Generally, in the case of a special meeting of stockholders, stockholders holding shares entitled to vote not less than 10% of the votes on the record date must deliver a written request sent by registered mail or delivered in person to the Chief Executive Officer, President, Vice President or Secretary, including the requisite information. The officer shall provide notice to the stockholders that a meeting has been requested between thirty-five (35) days and sixty (60) days after receipt. If the notice of the special meeting is not given within twenty (20) days after

116087.000001  4830-0420-4723.2

receipt of the request, the person(s) entitled to call the meeting may give the notice. Written notice of each meeting of the stockholders shall be given between ten (10) and sixty (60) days before the date of the meeting.

To be in proper form, the notice must include, among other things, a brief description of the proposal, the text of the proposal and the reasons for conducting the business at a meeting as well as the name and address of the stockholder, certain information regarding the shares owned by the stockholder, a description of all arrangements or understandings between the stockholder and any proposed nominee or other persons relating to Superior or the nomination or proposal and a description of any material interest of the stockholder in the nomination or proposal. To nominate directors, the notice must include, as to each person whom the stockholder proposes to nominate for election as a director, the name, age, business address, residence address and principal occupation or employment of the nominee and certain information regarding the shares owned by the nominee. To make stockholder proposals, the notice must include a description of the proposal and the reasons for bringing the proposal before the meeting. Additionally, the notice must include such other information about the stockholder, each proposal and nominee as required by the Securities and Exchange Commission.

Director nominations and stockholder proposals that are late or that do not include all required information may be rejected. This could prevent stockholders from bringing certain matters before an annual meeting, including making nominations for directors.

Vacancies on the Board of Directors

Subject to any rights of holders of outstanding preferred stock, our certificate of incorporation provides that vacancies on the board of directors arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or otherwise shall be filled by a majority of the directors then in office, though less than a quorum for a term expiring at the next annual meeting of stockholders.

Issuance of Preferred Stock

Our certificate of incorporation authorizes up to 1,000,000 shares of preferred stock. Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of our then-existing stockholders and, under certain circumstances, make it more difficult for a third party to gain control of Superior.

Business Combination Provisions

Our certificate of incorporation provides that (a) the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then outstanding shares of the capital stock of Superior entitled to vote generally in the election of directors and (b) the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock other than the voting stock of which an Interested Shareholder or an Affiliate (as such terms are defined in the certificate of incorporation) of any Interested Shareholder is the beneficial owner, voting together as a single class is required for the following transactions (each a “Business Combination”):

•

Any merger or consolidation of Superior or any Subsidiary (as such term is defined in the certificate of incorporation) with (a) any Interested Shareholder or (b) any other corporation which is, or would be, an Affiliate of an Interested Shareholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of Superior or any Subsidiary having an aggregate Fair Market Value (as such term is defined in the certificate of incorporation) of ten percent (10%) of the assets of Superior and its consolidated subsidiaries;

116087.000001  4830-0420-4723.2

•

the issuance or transfer by Superior or any Subsidiary of any securities of Superior or any Subsidiary to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $15,000,000 or more; and

•

any reclassification of securities, recapitalization, or any merger or consolidation with any of its Subsidiaries or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Superior or any Subsidiary that is directly or indirectly owned by any Interested Shareholder or any Affiliate of any Interested Shareholder.

These requirements need not be met in the case of a Business Combination that does not involve any cash or other consideration being received by the stockholders of Superior if the Business Combination shall have been approved by a majority of the Continuing Directors (as such term is defined in the certificate of incorporation). In the case of any other Business Combination, these requirements need not be met if either: (a) the Business Combination shall have been approved by a majority of the Continuing Directors, or (b) a series of conditions are satisfied, which are described in greater detail in the certificate of incorporation, relating to the form of consideration of the Business Combination, the amount of consideration of the Business Combination, certain actions of Superior between when the Interested Shareholder became interested and consummation of the Business Combination, certain benefits received by the Interested Shareholder, and the preparation of a proxy statement and fairness opinion.

Superior has expressly elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware. Generally, Section 203 prohibits a “business combination” between a corporation and an “interested stockholder” within three years of the time the stockholder became an interested stockholder, subject to certain exceptions.

116087.000001  4830-0420-4723.2